245 Summer Street

Fidelity® Investments

Boston, MA 02210

February 4, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Variable Insurance Products Fund II (the trust): File Nos. 033-20773 and 811-05511

Extended Market Index Portfolio

International Index Portfolio

Total Market Index Portfolio (the fund(s))

Post-Effective Amendment No. 79

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 79 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the funds: Service Class for Extended Market Index Portfolio, Service Class for International Index Portfolio, and Service Class for Total Market Index Portfolio.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

Pursuant to Rule 485(a), the trust elects an effective date of April 10, 2019.  We request your comments by March 6, 2019.

Please contact Dana Turner at (603) 791-1092 with any questions or comments regarding this filing.

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/s/Dana Turner
Dana Turner
Legal Product Group